

November 20, 2012

<u>Via E-mail</u>
Mr. Christian Storch
Vice President and Chief Financial Officer
Altra Holdings, Inc.
300 Granite Street, Suite 201
Braintree, MA 02184

> **Re: Altra Holdings, Inc.**
> **Form 10-K**
> **Filed February 24, 2012**
> **File No. 1-33209**

Dear Mr. Storch:

We have reviewed your response dated November 15, 2012 and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the period ended June 30, 2012

15. Guarantor Subsidiaries, page 15

1. We have read your response to comment 1 in our letter dated October 18, 2012, and note the corrections you have made to your Rule 3-10 of Regulation S-X financial statements overall. We understand that the errors identified in these financial statements relate to: i) how you previously accounted for the non-guarantor subsidiaries that consolidate into the guarantor subsidiaries under the equity method of accounting, including how you previously accounted for certain intercompany loan transactions; ii) how you previously recorded the impact of certain foreign currency transactions; and iii) the related tax impact of these adjustments. The estimated errors identified had:

    - A 153% and (44)% impact on the Issuer's and Guarantor's, respectively, operating cash flows for fiscal 2010;

- A 98%, 17% and (20)% impact on the Issuer's, Guarantor's and Non-Guarantor's, respectively, operating cash flows for fiscal 2011; and

- A 211% and (37)% impact on the Issuer's and Guarantor's, respectively, operating cash flows for the six months ended June 30, 2012.

Given the materiality of the forgoing errors, it appears that amendments to your Form 10-K for the year ended December 31, 2011, and Forms 10-Q for the periods ended March 31, 2012 and June 30, 2012, are warranted. However, we also understand that a refinancing of the senior notes for which the Rule 3-10 financial statements were presented is imminent, such that these financial statements will no longer need to be presented. Therefore, please provide the requested amendments within ten business days or otherwise inform us when you expect to complete such refinancing. In the latter regard, confirm to us that the refinanced debt is not expected to again be registered.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief